UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 2

ROCKET FUEL INC.

(Name of Subject Company)

ROCKET FUEL INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

E. Randolph Wootton III
Chief Executive Officer
Rocket Fuel Inc.
2000 Seaport Boulevard, Suite 400

Pacific Shores Center
Redwood City, CA 94063
(650) 595-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Martin W. Korman
Rachel B. Proffitt

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

(650) 493-9300

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2, which is referred to as this “Amendment No. 2,” amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission, which is referred to as the “SEC,” on August 2, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, which is referred to as the “Schedule 14D-9”) by Rocket Fuel Inc., a Delaware corporation, which is referred to as “Rocket Fuel.” The Schedule 14D-9 relates to the tender offer, which is referred to as the “Offer,” by Sizmek Inc., a Delaware corporation, which is referred to as “Sizmek,” and by Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek, which is referred to as “Purchaser,” to purchase any and all of the outstanding shares of Rocket Fuel’s common stock, par value $0.001 per share, which is referred to as “Common Stock.” The tender offer is disclosed in the Tender Offer Statement on Schedule TO, which is referred to, as amended or supplemented from time to time, as the “Schedule TO,” filed by Sizmek and Purchaser with the SEC on August 2, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, which is referred to, as amended or supplemented from time to time, as the “Offer to Purchase,” and in the related Letter of Transmittal, which is referred to, as amended or supplemented from time to time, as the “Letter of Transmittal.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

Amending and supplementing the fourth paragraph under the caption “Certain Litigation” to replace such paragraph in its entirety with the following:

“On August 8 and 11, 2017, three additional lawsuits were filed by purported stockholders of the Company in the United States District Court for the Northern District of California on behalf of putative classes of the Company’s stockholders against the Company and its Board of Directors.  All three complaints allege violations of federal securities laws similar to those in the Bushansky action, and seek similar relief.  The August 8 complaint is captioned Wen v. Rocket Fuel et al. (Case 3:17-cv-04509).  The first of the August 11 complaints is captioned Debnath v. Rocket Fuel et al. (Case 3:17-cv-04615), and the second is captioned Federman v. Rocket Fuel et al. (Case 3:17-cv-04651).”

Amending and supplementing the sixth paragraph under the caption “Certain Litigation” to replace such paragraph in its entirety with the following:

“The foregoing description is qualified in its entirely by reference to the complaints, copies of which are filed as Exhibits (a)(5)(M), (a)(5)(N), (a)(5)(O), (a)(5)(P), (a)(5)(Q) and (a)(5)(R), respectively, to this Amendment No. 2 and are incorporated by reference.”

Item 9. Exhibit

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits:

(a)(5)(Q)

Class Action Complaint dated August 11, 2017 (Arnab Debnath v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04615) (incorporated by reference to Exhibit (a)(5)(O) to Amendment No. 2 to the Schedule TO filed with the SEC on August 14, 2017 by Fuel Acquisition Co. and Sizmek Inc., which is referred to as “Schedule TO Amendment No. 2”).

(a)(5)(R)	Class Action Complaint dated August 11, 2017 (Federman v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04651) (incorporated by reference to Exhibit (a)(5)(P) to Schedule TO Amendment No. 2).

(a)(5)(S)	Communications from Rocket Fuel Inc. to its employees entitled “Employee Question and Answers” dated August 14, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET FUEL INC.

	By:	/s/ Stephen Snyder
Name: Stephen Snyder
Title: Chief Financial Officer

Dated: August 14, 2017